September 24, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Sally A. Fonner
Stirling Acquisition Corporation
914 Curlew Road
Dunedin, FL 34698

RE: Stirling Acquisition Corporation
**   Form S-1, Amendment 3 filed September 7, 2007**
**   File No. 333-142921**

Dear Ms. Fonner:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please reference the following statement from the legality opinion:

        This opinion is given only with respect to laws and regulations presently in effect. We assume no obligation to advise you of any changes in law or regulation which may hereafter occur, whether the same are retroactively or prospectively applied, or to update or supplement this letter in any fashion to reflect any facts or circumstances which hereafter come to our attention.

Either remove the statement or add to the opinion a statement that you will file a newly signed legality opinion as an exhibit to each amendment to the registration statement including, but not necessarily limited to, the final prospectus you will deliver to each donee when conducting the reconfirmation offering.

2. Please reference assumption (c) in the fourth paragraph of the opinion. Provide the basis for including the term "duly issued," and discuss whether this affects what you are opining upon.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Quentin Faust, Esq. By facsimile to 214-659-4828